

August 20, 2010

Douglas W. Wamsley, Esq.
WebMD Health Corp.
111 Eighth Avenue
New York, NY 10011

> **Re: WebMD Health Corp.**
> **Schedule TO-I**
> **Filed August 10, 2010**
> **Schedule TO-I/A**
> **Filed August 11, 2010**
> **File No. 005-81047**

Dear Mr. Wamsley:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99(A)(1)(A): Offer to Purchase

Conditions of the Tender Offer, page 13

1.   We note your statement in the first sentence of the final paragraph of this section that you may assert the conditions "regardless of the circumstances giving rise to any of these conditions (including any action or inaction of the Company)." You may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside your control. The quoted statement, however, appears to imply that you may assert an offer condition even when the condition is triggered by your own action or inaction. Please advise.

2.   In the first sentence of the final paragraph of this section, you state that you may waive any of the enumerated conditions at any time and from time to time in your reasonable discretion before the Expiration Time. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Miscellaneous, page 29

3.   We note your statement on page 29 that if you determine that you are not legally able to make the offer in a particular jurisdiction, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i). We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Evan S. Jacobson
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc: Via Facsimile (646) 848-8008
        Robert M. Katz, Esq.
        Shearman & Sterling LLP